245 Summer Street

Fidelity® Investments

Boston, MA 02210

March 29, 2024

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Select Portfolios (the trust): File Nos. 002-69972 and 811-03114 Enterprise Technology Services Portfolio (the fund(s)) Post-Effective Amendment No. 171

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Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 171 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Due to configuration changes, Enterprise Technology Services Portfolio’s Prospectus(es) and SAI(s), differences have not been tagged to reflect changes since they were last filed.  Pursuant to Rule 472 under the 33 Act, all other Prospectus(es) and SAI(s) have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes to update the investment policies and changing the industry concentration policy to align with the new name of the fund.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of June 14, 2024. We request your comments by April 29, 2024. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting